APPlife Digital Solutions, Inc.

338 North Market Street, #161

San Jose, CA 95110

February 11, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Attn:  Michael Foland, Staff Attorney

100 F Street, N.E.

Washington, DC 20549

Re:APPlife Digital Solutions, Inc.

Registration Statement on Form S-1/A

File No. 333-227878

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1/A to become effective on February 13, 2019, at 4:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

APPlife Digital Solutions, Inc.

/s/ Matt Reid

Matt Reid

Chief Executive Officer